UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Pearachute Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
November 23, 2015

Physical address of issuer
320 West Ohio Street, Suite 3W, Chicago, IL 60654

Website of issuer
https://www.pearachutekids.com/

Name of intermediary through which the Offering will be conducted
OpenDeal Inc., dba Republic

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised in the Offering

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2.0% of the Securities being issued in the Offering

Type of security offered
SAFEs (Simple Agreements for Future Equity)

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$100,000.00

Deadline to reach the target offering amount
March 31, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
7

	Most recent fiscal year-end (December 31, 2016)	**Prior fiscal year-end (December 31, 2015)**
Total Assets	$422,500.00	$0.00
Cash & Cash Equivalents	$258,220.00	$0.00
Accounts Receivable	$21,869.00	$0.00
Short-term Debt	$246,684.00	$0.00
Long-term Debt	$1,200,000.00	$0.00
Revenues/Sales	$140,580.00	$0.00
Cost of Goods Sold	$189,003.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	($1,041,976.00)	$0.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

January 31, 2017

FORM C

Up to $100,000.00

Pearachute Inc.



SAFEs (Simple Agreements for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Pearachute Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in SAFEs (Simple Agreements for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $100,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $25.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must make a commitment to purchase on www.republic.co. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc., dba Republic as (the "Intermediary"). The Intermediary will be entitled to receive 5% of the amount raised (as described in the table below) and 2% of the Securities issued in this Offering.

	Price to Purchasers	Service Fees and Commissions[1]	Net Proceeds
Minimum Individual Purchase Amount	$25.00	$1.25	$23.75
Aggregate Minimum Offering Amount	$50,000.00	$2,500.00	$47,500.00
Aggregate Maximum Offering Amount	$100,000.00	$5,000.00	$95,000.00

[1] This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. An issuer filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended; 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record; 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000; 4) the repurchase of all the Securities sold in this offering by the Company or another party; or 5) the liquidation or dissolution of the Company.

The date of this Form C is January 31, 2017.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO OTHER SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT ITS OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING ITS INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018. Once posted, the annual report may be found on the Company's website at: https://www.pearachutekids.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(3) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the

Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser on the Intermediary's website at www.republic.co prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Pearachute Inc. (the "Company") is a Delaware Corporation, incorporated on November 23, 2015. The Company was incorporated as "All the Range Inc.", but conducted no business under that name prior to its legal name change. The Company is currently also conducting business under the brand names "Pearachute" and "Pearachute Kids".

The Company is located at 320 West Ohio Street, Suite 3W, Chicago, IL 60654. The Company's website is https://www.pearachutekids.com/. The information available on or through our website is not a part of this Form C. In making an investment decision with respect to the Securities, you should only consider the information contained in this Form C.

The Business
Pearachute provides a platform that connects parents and caregivers with local providers of children's classes and activities. Pearachute makes the best children's classes and activities available to parents and caregivers at the touch of a button, allowing them to drop-in and explore during times that fit their schedules. Pearachute also works closely with our partners to help them identify new ways to engage with their neighbors and expand their businesses

The Business Plan
Our customer base currently consists of parents and caregivers of children ages 0-12 in Chicago, Dallas/Fort Worth and Kansas City. Our business plan features a monthly membership subscription to use our platform. We also intend to launch a mobile app in the first half of 2017. We will simultaneously launch marketing initiatives to expand to new markets, particularly in Colorado.

The Offering

Minimum number of SAFEs (Simple Agreements for Future Equity) being offered	50,000
Total number of SAFEs outstanding after Offering (if minimum amount reached)	50,000
Maximum number of SAFEs being offered	100,000
Total number of SAFEs outstanding after Offering	100,000

(if maximum amount reached)	
Purchase price per Security	$1.00
Minimum investment amount per investor	$25.00
Offering deadline	March 31, 2017
Use of proceeds	See the description of the use of proceeds on page 18 hereof.
Voting rights	See the description of the voting rights on page 27 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our services service is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize service. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our service will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the United States may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may

have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business or operating margins, revenues and competitive position.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Desiree Vargas Wrigley, who is the Chief Executive Officer and founder of the Company. The Company has or intends to enter into employment agreements with Desiree Vargas Wrigley and other key employees, although there can be no assurance that it will do so or that she or they will continue to be employed by the Company for any particular period of time. The loss of Desiree Vargas Wrigley or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.
The Company is dependent on Desiree Vargas Wrigley in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Desiree Vargas Wrigley dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The amount of capital the Company is attempting to raise in this offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of its investment.

We have not prepared any reviewed or audited financial statements.
Therefore, you have no reviewed or audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. The financial statements provided in this Offering have been prepared and certified by the executive officers of the Company without substantive review by an auditor or accountant. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals; and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

New technologies may make our products and services obsolete or unneeded.
New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.
Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.
Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. For example, changes in consumer needs and preferences could change the desirability of certain classes and activities offered on our platform. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one period as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

- changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

- our ability to effectively manage our working capital;
- our ability to satisfy consumer demands in a timely and cost-effective manner;
- shifts in geographic concentration of customers, supplies and labor pools; and
- seasonal fluctuations in demand and our revenue.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the U.S. economy, or in or related to the industries we serve.

Our revenues are generated primarily from servicing customers seeking to find children's classes and activities that suit their needs. Demand for these services and activities tends to be tied to economic and business cycles. Increases in the unemployment rate, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We depend on third parties to provide meaningful and available activities for our customers.

Our product serves as a matching tool, pairing caregivers of young children with providers of children's entertainment. The success of our products and services is contingent on the availability of children's entertainment providers that opt to use our products and services. If we are unable to secure an adequate number of such business partners in our target markets, the utility and desirability of our products and services might suffer. In addition, should our business partners provide actual or perceived low-quality service, or should there be any instance of crime during a business partner-sponsored activity, we would be at risk of severe reputational harm. This risk is magnified due to the fact that the partakers of such activities are likely to be our customer's children. While we take reasonable steps to vet our business partners, there is no guarantee that one or more such incidents might not occur, which would likely result in reputational, financial and operational harm to the Company.

Failure to obtain new clients or renew supply partner contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our supply partner. Our supply partner may be able to seek margin reductions from us when they renew a contract, when a contract is extended, or when the supply partner's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a supply partner than we had anticipated based on our previous agreement with that supply partner. This reduction in revenue could result in an adverse effect on our business and results of operations.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.
Tornadoes, blizzards or other unanticipated catastrophes, could disrupt our operations and negatively impact our business as well as disrupt our partners' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our users depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more

difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Risks Related to the Securities

The SAFEs will not be freely tradable until at least one year from the initial purchase date. Although SAFEs may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with its attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the SAFES (Simple Agreements for Future Equity). Because the SAFEs have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the SAFEs have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the SAFEs may also adversely affect the price that you might be able to obtain for the SAFEs in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the current owners of 20% or more of the Company's stock directly own up to 70% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Except for certain "Major Investors", Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Share holders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.

In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

Purchasers will not become equity holders until the company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. Except for Major Investors, Purchasers will have no say in whether their securities are converted in any Equity Financing and the Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company. However, the Company may never undergo such a liquidity event.

If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH ITS LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Pearachute provides a platform that connects parents and caregivers with local providers of children's classes and activities. The Company makes the best kids' classes and activities available to parents and caregivers at the touch of a button, allowing them to drop-in and explore during times that fit their schedules. The Company also works closely with our partners to help them identify new ways to engage with their neighbors and expand their businesses.

Business Plan
While the Company currently provides convenience and variety in class booking, we strive to be the go-to resource for families. There are 75 million millennials who are about to start and grow families over the next 20 years and approximately 78% of millennials prefer to spend money on experiences instead of products. Pearachute's business strategy leverages this opportunity by providing convenience, affordability, and variety in activities. We plan to expand both in offerings to meet the growing needs of families as well as the geographies we serve.

For more information, see the Company's pitch deck attached hereto as Exhibit A.

History of the Business
Pearachute was founded by Desiree Vargas Wrigley as a part of Builders VC, LLC (formerly known as Roniin, LLC) incubation program in 2016 in order to provide parents and caregivers easy access to classes and activities for their kids. Builders VC provided the tools, vendors, and mentorship that enabled the quick development and launch of the platform.

The Company's Products and/or Services

Product / Service	Description	Current Market
Pearachute platform	The Pearachute platform allows customers to explore and book available classes and activities. On the supply side, the platform allows partner businesses to make their classes available to Pearachute customers	Parents and caregivers of children ages 0-12 in Chicago, Dallas/Fort Worth and Kansas City

We are working on becoming the go-to resource for families. In the near term, Pearachute will offer different types of membership packages, the opportunity to drop into one-off classes, and the ability to book birthday parties and camps for children. As we learn from our customers, we plan to continue to evolve to provide the best platform to keep their families engaged. Our platform is available via desktop at the Pearachutekids.com website and via mobile web for all mobile devices.

Competition
The Company's primary competitors are KidPass, Little Lane and Sawyer.

When Pearachute launched in February 2016, we had four competitors in Chicago. Due to our strong lead in the market, today all our Chicago competitors have either shut down or pivoted away from our business model. Competitors do exist in other markets. Specifically, in New York City, our main competitors are KidPass and Sawyer. While KidPass is most similar to Pearachute in product offering and growth, we our outpacing them in market share and scale. KidPass differs by using varying credits for classes, not offering a partner portal to their class providers and not offering unlimited to their customers. Sawyer has pivoted to focusing on a software as a service play in the kids booking space. In San Francisco, we have found another competitor in Little Lane. Little Lane has a strong hold on technology, but is lacking in product fit for the San Francisco market.

Supply Chain and Customer Base
Requisite to the success of our business are our relationships with local suppliers of children's classes and activities in order to maintain attractive supply to be booked by our end users. While there are several large players (My Gym, Pump It Up, etc.) providing such classes, the majority of our partners are local "mom and pop" children's class providers.

Our customers are parents and caregivers of children from ages 0-12 in the markets in which we operate.

Intellectual Property and Research and Development

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
86974257	IC 042. US 100 101. G & S: Providing a website featuring on-line non-downloadable software that enables users to reserve and purchase classes and activities for children.	PEARACHUTE	April 13, 2016	November 22, 2016	USA

We are constantly iterating on our core product in order to provide a better user experience to both our provider partners and our end users. We do not allocate a distinct portion of our operating budget to research and development, but we continue to build features and enhancements to meet the needs of our customers.

Real Property
The Company owns or leases the following real property:

Property Address	Own or Lease	Description
320 W Ohio, 3W Chicago, IL 60654	Lease	Co-working space with a month to month lease on a private space

Governmental/Regulatory Approval and Compliance
None

Litigation
None

Other
The Company's principal address is 320 West Ohio Street, Suite 3W, Chicago, IL 60654. The Company conducts business in Illinois, Kansas, Missouri and Texas.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5%	$2,500	5%	$5,000
Estimated Attorney Fees	5%	$2,500	2.5%	$2,500
Estimated Accountant/Auditor Fees	5%	$2,500	2.5%	$2,500
Campaign Marketing Expenses or Related Reimbursement	2%	$1,000	2%	$2,000
Marketing	50%	$25,000	54%	$54,000
Technology Development	33%	$16,500	34%	$34,000
Total	**100%**	**$50,000**	**100%**	**$100,000**

The Company does have discretion to alter the use of proceeds as set forth above. Depending on the success rate of the Company's marketing efforts or technological development, the Company may choose to allocate additional or fewer proceeds on the sales side of the business to recruit more class provider partners or on furthering developing the Company's key product, respectively.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.[1]

Name
Desiree Vargas Wrigley

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Chief Executive Officer, President and Chief Financial Officer (January 2016 – Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Adjunct Professor, Kellogg School of Management (February 2016 – September 2016): Responsible for teaching a course entitled "New Venture Discovery", in which students go through the process of developing a business idea and finding product-market fit.
Founder and Chief Strategy Officer, GiveForward, Inc. (April 2015 – November 2015): Responsible for strategic and tactical decision-making to grow the organization and forward its mission.
Founder and CEO, GiveForward, Inc. (January 2008 – April 2015): Pioneered GiveForward as one of the first crowdfunding websites in the world. Responsible for strategic and tactical decision-making to grow the organization and forward its mission.

Education
Bachelor of Arts in Latin American Studies, Yale University

Name
Sam Yagan

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director and Chairman of the Board (January 2016 – Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO, Shoprunner (July 2016 – Present): Responsible for strategic and tactical decision-making in order ensure the growth of the business.
GM (2011 – 2012), Chief Executive Officer (2012 – 2016) and Vice-Chairman (2017 – Present), The Match Group: Responsible for setting policy and strategic and tactical decision-making in order ensure the growth of the business.
Director, Tinder, Inc. (September 2012 – Present): Responsible for advising the company in order to ensure the growth of the business.
Co-Founder and Managing Partner, Corazon Capital (January 2014 – Present): Responsible for making investment decisions and advising portfolio companies.
Co-Founder and General Partner, TechStars Chicago (January 2013 – Present): Responsible for setting policy and strategic and tactical decision-making in order ensure the growth of the business.
Member of the Digital Advisory Council, Target (November 2013 – Present): Responsible for advising the company on digital strategy.
Member of the Management Board, Stanford Graduate School of Business (October 2014 – Present): Responsible for managing decisions related to the persistence and success of the institution.
Director, Shiftgig (September 2012 – Present): Responsible for advising the company to ensure growth.
Director, SpotHero (September 2013 – Present): Responsible for advising the company to ensure growth.
Co-Founder and Chief Executive Officer (OkCupid, May 2003 – December 2015): Responsible for strategic and tactical decision-making in order ensure the growth of the business.

Education
Master of Business Administration, Stanford University Graduate School of Business

Bachelor of Arts in Applied Mathematics/Economics, Harvard University

[1] While not listed above, Paul Lee, the Co-founder and Chief Executive Officer of Builders VC, LLC, serves as an observer to the Board of Directors.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Desiree Vargas Wrigley

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Chief Executive Officer, President and Chief Financial Officer (January 2016 – Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Adjunct Professor, Kellogg School of Management (February 2016 – September 2016): Responsible for teaching a course entitled "New Venture Discovery", in which students go through the process of developing a business idea and finding product-market fit.
Founder and Chief Strategy Officer, GiveForward, Inc. (April 2015 – November 2015): Responsible for strategic and tactical decision-making to grow the organization and forward its mission.
Founder and CEO, GiveForward, Inc. (January 2008 – April 2015): Pioneered the organization as one of the first crowdfunding websites in the world. Responsible for strategic and tactical decision-making to grow the organization and forward its mission.

Education
Bachelor of Arts in Latin American Studies, Yale University

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors
Incurrence of indebtedness	Board of Directors
Sale of property, interests or assets of the Company	Board of Directors
Determination of the budget	Chief Executive Officer/President (as authorized by the Board of Directors, if applicable)
Determination of business strategy	Chief Executive Officer/President (as authorized by the Board of Directors, if applicable)
Dissolution or liquidation of the Company	Board of Directors (as authorized by the Stockholders)

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has seven employees in Illinois, USA. The Company has entered into the following employment agreements:

Employee	Description	Effective Date	Termination Date
Brittany Martin Graunke	VP of Operations and Finance	April 15, 2016	-
Erica Alhorn	VP of Membership	January 6, 2016	-
Caitlin Gillis	Digital Marketing Manager	January 6, 2016	-
Meghan McCambridge	Director of Partnerships	February 15, 2016	-
Josephine Blough	Director of Relationships	June 5, 2016	-
Brittany Perlmutter	Director of E-Marketing	March 1, 2016	-
Meagan Muller	Partner Happiness Representative	April 20, 2016	June 2, 2016

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Class A Common Stock
Amount outstanding	8,103,333
Voting Rights	Each stockholder has one vote for each share of Class A Common Stock held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided by law or in the certificate of incorporation of the Company. Each stockholder of record may vote in person or may authorize any other person or persons to vote or act for him or her by written proxy executed by the stockholder or its authorized agent or by a transmission permitted by law and delivered to the Secretary of the corporation. No stockholder may authorize more than one proxy for his or her shares.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities being offered	The Board of Directors and the stockholders could authorize and issue additional shares of Common Stock at a later date. The availability of such Common Stock and its potential future issuance may be dilutive and could adversely affect the value of the Securities offered hereunder.
Percentage ownership of the Company by holders of Class A Common Stock (assuming no conversion of	100%

other securities)	

Type of security	Stock Options
Amount outstanding	255,000
Voting Rights	Each option is convertible into shares of Class B Common Stock, which does not confer upon their holder any voting rights except as required by law.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities being offered	The Board of Directors and the stockholders could authorize and issue additional options at a later date. The availability of any Class B Common Stock convertible from such options and its potential future issuance may be dilutive and could adversely affect the value of the Securities offered hereunder.
Percentage ownership of the company by holders of the Options (assuming conversion)	3%

Type of security	Convertible Promissory Notes
Amount outstanding	$1,200,000
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the SAFEs being offered	The Convertible Promissory Notes may convert upon the occurrence of a qualified financing of $2 million into the securities of the Company offered in such qualified financing. The Convertible Promissory Notes may also (i) convert upon the completion of a qualified financing less than $2 million or (ii) into Series A Preferred Stock on January 31, 2018, at the option of a majority of the holders. The availability of such securities may be dilutive and such securities will have greater rights than the Securities offered hereunder. The Convertible Promissory Notes bear a 10% discount and $4 million valuation cap.
Percentage ownership of the company by holders of the Convertible Promissory Notes (assuming conversion)	The percentage ownership of the Company by holders of the Convertible Promissory Notes upon conversion will depend on the valuation and the fully-diluted capitalization of the Company at the time of the qualified financing at which the Convertible Promissory Notes convert.

The Company currently has no debt outstanding. The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption

					from Registration Used or Public Offering
Convertible Promissory Notes	14	$1,200,000	Professional Fees, Marketing, R&D, Salaries & General Admin and Working Capital	1/26/2016	Regulation D, Rule 506(b)
Stock Options	255,000	$0	None	7/16/2016	Rule 701
Class A Common Stock	8,103,333	$5,066.66	None	1/18/2016	Securities Act, Section 4(a)(2); Rule 701

Valuation

In January 2016 the Company sold shares of its Class A Common Stock at a price per share of $0.02 to certain angel investors. In the 12 months prior to the Offering however, the Company's subsequent issuances have consisted of either (i) "sweat equity" sales of its securities to its founder and consultants and (ii) offerings of convertible promissory notes under which the valuation of the Company's common stock is delayed until a qualified financing. Consequently, no current valuation of the Company or its securities is available. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The majority of Pearachute is owned by Desiree Vargas Wrigley and Builders VC, LLC. Smaller stockholders include Sam Yagan, Corazon Capital LLC and TechStars Ventures 2014 L.P. The Company's current employees hold options to purchase the Company's Class B Common Stock. Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount each owns.

Name	Percentage Owned Prior to Offering
Desiree Vargas Wrigley	40.0%
Builders VC, LLC	30.0%

Following the Offering, the Purchasers will own 0% of the Company. The Purchasers will hold an equity ownership of the Company upon the conversion of their SAFEs.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. In particular, the Company's financial statements, which are attached hereto as Exhibit B, are an important part of this Form C and should be reviewed in their entirety.

Operations

The Company's prior earnings and cash flows are directionally indicative of future earnings. We expect our earnings to increase at a similar growth rate based on learnings, product enhancements, and market expansions. The Company intends to achieve profitability in the next 12 months by increasing subscribers through market expansion and product offerings. We will be providing flexible plans that allow for class registration without a recurring membership, as well as the opportunity to book higher margin activities like birthday parties through the platform. This will allow for higher revenue per subscriber and a larger volume of subscribers. The Company currently requires $60,000 per month to sustain operations.

Liquidity and Capital Resources

The proceeds of the Offering are important to the operations of the Company. While the Company is not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically in technology development and marketing. We plan to use the proceeds of the Offering to get us to profitability by Fall 2017. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company will require additional financing in excess of the proceeds from the Offering in order to sustain operations for the next 12 months. In February 2016 we closed a $1,200,000 convertible promissory note round. We are currently closing a Series Seed round with new and current investors, in which we expect to raise $600-800,000. Such additional sources of capital are necessary to the operations of the Company.

Capital Expenditures and Other Obligations
The Company has not made any material capital expenditures in the past two years. The Company intends to develop a mobile app in the first half of 2017. Initial development will focus on a light, low-cost version, with a more robust version, with estimated development costs of $250,000, to follow.

Material Changes and Other Information
None

Trends and Uncertainties
The Company does not currently believe it is subject to any trends or uncertainties.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 100,000 SAFEs (Simple Agreements for Future Equity) for up to $100,000. The Company is attempting to raise a minimum amount of $50,000 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 31, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $100,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business.

In order to purchase the Securities, you must make a commitment to purchase on the Intermediary's website at www.republic.co. Purchaser funds will be held in escrow with North Capital Private Securities Corporation until the earlier of the close of the Offering or the cancellation of the Purchaser's investment commitment. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first, using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering after five (5) days from reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs relating to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and request reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm its investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for its investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser's ownership of the Securities will be recorded via digital registry in exchange for its investment as soon as practicable thereafter.

Subscriptions are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any Subscription. If the Company rejects all or a portion of any Subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $25.00.

The Offering is being made through OpenDeal Inc., dba Republic. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
5% of the amount raised in this Offering.

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is FundAmerica.

The Securities
We request that you please review the SAFE instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 16,000,000 shares of Class A Common Stock, par value $0.0001 per share, of which 8,103,333 shares will be issued and outstanding, and (ii) 4,000,000 shares of Class B Common Stock, par value $0.0001 per share, of which 0 shares will be issued and outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series securities, which are securities identical to those issued in such future Equity Financing, except 1) unless held by Purchasers of at least $25,000 worth of Securities ("Major Investors"), they do not have the right to vote on any matters except as required by law; 2) unless held by Major Investors, they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote; and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). With regard to a conversion of the Securities arising from the occurrence of a Liquidity Event (see below), the resulting CF Shadow Series securities shall be shares of Class A Common Stock subject to the same foregoing limitations, except that unless held by Major Investors, they must vote in accordance with the majority of holders of Class A Common Stock. Except for Major Investors, the Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $7,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the securities sold in such Equity Financing multiplied by 90%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of Class A Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $7,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as-converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions; or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Except for Major Investors, the Securities have no voting rights at present or when converted. The following table sets forth who has the authority to make the certain Company appointments:

Appointment of the Board of Directors of the Company	Stockholders
Appointment of the Officers of the Company	Board of Directors

The Company does have any voting agreements or shareholder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer
The Securities being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities are issued, unless such Securities are transferred: 1) to the Company; 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the Securities Act; 3) as part of an IPO; or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother, father, daughter, son, sister and brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH ITS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH

THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Related Person/Entity	Fulton Works LLC
Relationship to the Company	Subsidiary of Builders VC, LLC
Total amount of money involved	$176,034.34
Benefits or compensation received by related person	Payment for independent contractor services
Benefits or compensation received by Company	Front-end and back-end software development and designer services for the development of the Company's main product
Description of the transaction	The Company paid Fulton Works LLC for its services as an independent contractor in developing the Company's main product

Related Person/Entity	RocketLaunch Partners LLC
Relationship to the Company	Subsidiary of Builders VC, LLC
Total amount of money involved	$15,330.25
Benefits or compensation received by related person	Payment for independent contractor services
Benefits or compensation received by Company	Marketing research and initial Company partner development services
Description of the transaction	The Company paid RocketLaunch Partners LLC for its services as an independent contractor in marketing the Company to potential business partners.

Related Person/Entity	Builders VC, LLC
Relationship to the Company	Stockholder
Total amount of money involved	$4,500

Benefits or compensation received by related person	Payment for independent contractor services
Benefits or compensation received by Company	Vetting and recruiting two of the Company's employees
Description of the transaction	The Company paid Builders VC, LLC for its services as an independent contractor in recruiting two of the Company's employees.

Related Person/Entity	Builders VC, LLC
Relationship to the Company	Stockholder
Total amount of money involved	$10,050
Benefits or compensation received by related person	Payment of rent for leased Company property
Benefits or compensation received by Company	Tenancy of leased Company property
Description of the transaction	The Company leases its principal office space from and pays monthly rent to Builders VC, LLC.

Conflicts of Interest

The Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations or its securityholders.

OTHER INFORMATION

The transcript of a video posted on the Intermediary's website is attached hereto as Exhibit C.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

DocuSigned by:
FFDBCD7D01C142A...

(Signature)

Desiree Vargas Wrigley

(Issuer)

Chief Executive Officer and President

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
FFDBCD7D01C142A...

(Signature)

Desiree Vargas Wrigley

(Name)

Director, Chief Executive Officer, President and Chief Financial Officer

(Title)

1/30/2017

(Date)

DocuSigned by:
4499E3BFA246418...

(Signature)

Sam Yagan

(Name)

Director and Chairman of the Board

(Title)

1/30/2017

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Pitch Deck
Exhibit B   Financial Statements
Exhibit C   Video Transcript

EXHIBIT A
Pitch Deck



Drop into the best kids' classes in your city!

Confidentiality & Disclaimers

All information in this presentation is confidential and should be treated accordingly.

Any and all financial projections, figures, percentages and margins within this presentation are speculative in nature. Pearachute Inc. shall not be liable for any damages, including but not limited to special, incidental, consequential, or other damages, resulting from reliance on such figures, percentages and margins.

Primary references and those made to third parties are based on information obtained from sources believed to be reliable but are not guaranteed to be accurate.





The Parent Problem

Parents want to spend meaningful time with their children but they struggle to find great activities because classes are hard to find and even harder to book.



The Partner Problem

Kids' activity space owners face several challenges:
- They lack marketing resources and skills.
- They see turnover as high as 70% season to season.
- They lose revenue opportunity for unfilled spots
- They are forced to cancel classes because of low enrollment.



Our Vision

From first birthdays to sleep away camp, we want to be the best and most trusted source for creating experiences families love.

MARKET OPPORTUNITY



Top 40 Markets

$32 BILLION

$8 BILLION

$4 BILLION

Total U.S. Market

Top 10 Markets

pearachute


pearachute
Today 10/6
Friday 10/7
Saturday 10/8
Sunday 10/9
8:30am-9:25am
5 spots left
Mighty Mites
My Gym | Lincoln Park
Ages 3-5
9:00am-9:30am
6 spots left
Twinkle Toes
A Fairytale Ballet | Lakeview
Ages 2 to 3
9:30am-10:15am
7 spots left
Mini Monet
Easel Art Studio | Bucktown
Ages 1-2
10:00am-10:30am
4 spots left
Infant-Toddler Swim
Chicago Blue Dolphins | Lincoln Park
Ages 0 to 4
10:30-11:30am
3 spots left
Thumpers
Lil' Kickers | Near West Side
Ages 2 to 3

PHASE 1:

Subscription Service for kids under 6:

1. Attract as many young parents as possible

2. Dominate Chicago.

3. Create the playbook.

4. Plant seeds in cities 2&3.

PROGRESS IN 10 MONTHS

✓ **29% gross margins** across all three plans

✓ **Expanded beyond Chicago** to Dallas and Kansas City with inside sales

✓ **3X growth in active subs** since August with profitable LTV:CAC

✓ **Optimized supply** to meet demand, opening nearly 45,000 spots

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8

TRACTION: USER GROWTH



3.4X

Growth in Active Subs since August

+28%
MoM

Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan

- Total Registrations
- Chicago Active Monthly Subscriptions
- Dallas Active Monthly Subscriptions
- KC Active Monthly Subscriptions

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REVENUE: $650K Run Rate



PHASE 2:

- 5X user growth in Chicago, Dallas, and Kansas City.

- Prove scalability of playbook for smaller markets.

- Improve churn, ARPU, and DAU through better inventory and product improvements.

pearachute

PHASE 2 HYPOTHESES

With investment:

- We can decrease churn, increase LTV, and acquire more customers affordably by improving our product offering and building a native iOS app.

- We have a scalable playbook that will allow us to launch new cities with increasing efficiency.

- By planting seeds in 5 U.S. cities for our target demographic, we can claim markets from copycats and competitors and establish early market leadership within 12 months.

pearachute

USE OF PROCEEDS*



20%
Native App

40%
User Growth

20%
In-House Dev Team

20%
Market Growth

*This chart does not include proceeds allocated to legal and accounting fees and other crowdfunding expenses. Actual use of proceeds is subject to alteration.

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13

PROJECTED GROWTH*

2017 Gross Revenue





APPENDIX



78% of millennials prefer to spend on experiences over things.



4X   2X

How much more time parents spend with their children v. 50 years ago



75M

Millennials will be starting and growing families over the next 20 years.

PRODUCT ROADMAP



PARTNER PORTAL

SEASONAL CAMPS

Q1

Q2

Q1

Q2

BIRTHDAY PARTIES

NATIVE APP

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TECHNOLOGY



NATIVE APP



IN-HOUSE DEV TEAM

Backend engineer
Frontend engineer
Product/UX designer





pearachute
Today 10/6
Friday 10/7
Saturday 10/8
Sunday 10/9
8:30am-9:25am
5 spots left
Mighty Mites
My Gym | Frisco
Ages 3-5
9:00am-9:30am
6 spots left
Ballet
Le Ballet | Arlington
Ages 2 to 6
9:30am-10:15am
7 spots left
Kids & Family Painting
Carefree Colors | Plano
Ages 1-2
10:00am-10:30am
4 spots left
Cuddlefish 1
Jim Montgomery Swim | Dallas
Ages 0 to 1
10:30-11:30am
3 spots left
Open Bounce

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MARKET EXPANSION



CHICAGO
Launched Feb. 2016

KANSAS CITY
Launched Nov. 2016

DALLAS
Launched Oct. 2016

NEXT MARKETS

Denver
Houston

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19

SCALABLE PLAYBOOK

We've created a playbook for success that allows us to launch new markets quickly and affordably.

MOMBASSADORS

MARKET
SELECTION

SALES TEAM



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20

TRACTION

PARTNER & CAPACITY GROWTH



300
250
200
150
100
50
0
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Total Monthly Spots
Total Chicago Partners
Total Dallas Partners
Total KC Partners
Total Bookings

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CREATING STRONG PARTNERSHIPS

We work closely with our partners to identify new ways they can engage with their neighbors and expand their already successful business.

 Marketing Support

 Industry/Local Trends

 Feedback & Reviews

$187,647

Total Partner Payouts

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CHURN



25%

20%

15%

10%

5%

0%

Jul   Aug   Sep   Oct   Nov   Dec

— Aggregate Churn

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23

CHURN INCLUDING TRIALS





LTV:CAC

$67 : $34

Best Channels

Facebook CAC: $35

Referrals CAC: $14

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COMPETITOR ANALYSIS

				
Native App	✓	x	x	x
Offers Unlimited	x	x	x	✓
Rollover	✓	✓	✓	✓
2+ Cities	x	x	x	✓
Class Bundles	✓	✓	✓	x
Partner Portal	x	x	✓	✓

pearachute

EXHIBIT B
Financial Statements

PEARACHUTE INC.

Unaudited Financial Statements for the Years Ended December 31, 2016

MANAGEMENT'S CERTIFICATION OF THE FINANCIAL STATEMENTS

I, Desiree Vargas Wrigley, being the President and Chief Executive Officer of Pearachute Inc., a Delaware corporation (the "Company"), hereby certify as of this 29th day of January 2017 that:

(i)   the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2016 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2016, and the related notes to said financial statements (collectively, the "Financial Statements"), are true and complete in all material respects; and

(ii)   while the Company has not yet filed tax returns for the year ending December 31, 2016, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

Desiree Vargas Wrigley

_____

Desiree Vargas Wrigley
President and Chief Executive Officer

PEARACHUTE INC.
BALANCE SHEET
As of December 31, 2016
(Unaudited)

ASSETS

Current Assets:	
Cash and cash equivalents	$258,220
Accounts receivable	21,869
Prepaid expenses	2,029
Total Current Assets	282,118
Non-Current Assets:	
Property and equipment, net	136,232
Deposits	4,150
Total Non-Current Assets	140,382
TOTAL ASSETS	$422,500

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities:	
Current Liabilities:	
Accounts payable	$55,375
Accrued expenses	25,198
Accrued interest on notes payable	67,137
Deferred revenue	80,121
Reserve for returns and allowances	10,023
Current portion of lease	8,830
Total Liabilities	246,684
Non-Current Liabilities:	
Convertible Notes	1,200,000
Total Non-Current Assets	1,200,000
TOTAL LIABILITIES	1,446,684
Stockholders' Deficit:	
Common Stock, $0.0001 par, 20,000,000 shares authorized,	
8,103,333 shares issued and outstanding	810
Additional paid-in capital	16,982
Accumulated deficit	(1,041,976)
Total Stockholders' Deficit	(1,024,184)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$422,500

PEARACHUTE INC.
INCOME STATEMENT
For the Year Ended December 31, 2016
(Unaudited)

Revenues, net	$140,580
Cost of revenues	189,003
Gross Profit (Loss)	(48,423)
Operating Expenses:	
General and administrative	433,121
Sales and marketing	371,192
Technology expenses	107,771
Depreciation	14,217
Total Operating Expenses	926,301
Loss from operations	(974,724)
Other Income (Expense):	
Interest expense	(67,252)
Total Other Expense	(67,252)
Net Loss	$(1,041,976)

PEARACHUTE INC.
STATEMENT OF STOCKHOLDERS' EQUITY
As of December 31, 2016
(Unaudited)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Number of Shares	Amount			
Balance as of January 1, 2016	-	$ -	$ -	$ -	$ -
Issuance of common stock to founding members and employees	7,850,000	785	11,940	-	12,725
Sale of common stock	253,333	25	5,042	-	5,067
Net Loss	-	-	-	(1,041,976)	(1,041,976)
Balance as of December 31, 2016	8,103,333	$ 810	$ 16,982	$(1,041,976)	$ (1,024,184)

PEARACHUTE INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016
(Unaudited)

Cash Flows From Operating Activities

Net Loss	$(1,041,976)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	14,217
Interest Expense	67,252
Share Based Compensation	12,725
Changes in operating assets and liabilities:	
(Increase) in Accounts receivable	(21,594)
Increase/(Decrease) in prepaid expenses	(2,304)
(Increase) in deposits	(4,150)
Increase (Decrease) in accounts payable	55,375
(Decrease) Increase in accrued expenses	25,198
Increase in deferred revenue	80,121
Increase in reserve for returns and allowances	10,023
Net Cash Used In Operating Activities	(805,113)

Cash Flows From Investing Activities

Purchase of property and equipment	-
Capitalized software development expenditures	(140,827)
Net Cash Used In Investing Activities	(140,827)

Cash Flows From Financing Activities

Change in short-term borrowing	(907)
Issuance of common stock	5,067
Issuance of convertible notes payable	1,200,000
Net Cash Provided By Financing Activities	1,204,160

Net Change In Cash	258,220
Cash at Beginning of Period	-
Cash at End of Period	$258,220

Supplemental Disclosure of Cash Flow Information

Cash paid for interest	$117

Supplemental Disclosure of Non-Cash Financing Activities

Conversion of convertible notes payable	$ -

PEARACHUTE INC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

Pearachute Inc. (which may be referred to as the "Company", "we," "us," or "our") incorporated on November 23, 2015 ("Inception") in the State of Delaware. The Company is a monthly membership club that helps parents and caregivers to discover, book and drop into kid classes.

The Company's headquarters are located in Illinois. The Company did not incur expenses nor begin operations until January 2016.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Provision for Refunds and Chargebacks

The provision for refunds and chargebacks is recorded as a reduction of revenue and is estimated based on historical experience. The provision is recorded as an accrued liability at period-end. Actual refunds and chargebacks could differ from the Company's estimates. As of December 31, 2016, the Company had an accrued liability of $10,023. Actual refunds and chargebacks could differ from the Company's estimates.

Fixed Assets

Property and equipment, which includes computer equipment and internally developed software, are stated at cost. Property and equipment under capital leases are stated at the present value of minimum lease payments. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets. In accordance with SOP 98-1, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use*, the Company has capitalized external direct costs of material and services developed or obtained for these projects directly associated with these projects. Amortization for each software project begins when the computer software is

ready for its intended use.

The Company estimates the useful lives to be three years for office computers and five years for web site development.   As of December 31, 2016, the Company had $14,217 of accumulated depreciation.

Income Taxes

The Company recognized deferred tax assets and liabilities for the future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement of Financial Accounting Standards ("SFAS No. 128"), the effect on deferred tax assets and liabilities of a change in tax rates ins recognized in income in the period that includes the enactment date. If it is more likely than not that some portion of a deferred tax asset will not be realized, a valuation allowance is recognized.

There is no income tax provision for the Company for the year ending December 31, 2016 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2016.

Revenue Recognition

The Company generally recognizes revenue from the sale of subscriptions over the term of the subscription period. In November 2016, the Company introduced new monthly membership plans, designed to provide customers with more flexibility in using their class credits. Depending on the membership plan, customers can receive and can defer credits for classes. The deferral feature results in class credits being used over different periods for different customers.   As of December 31, 2016, the Company had deferred revenue totaling $80,121.

The Company reserves for uncollectible accounts. The reserve is estimated at zero as of December 31, 2016.

Advertising

The Company expenses advertising costs as they are incurred.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our balance sheet and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our balance sheet and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 LONG-TERM DEBT

Loans payable

The Company has issued $1,200,000 of 6% convertible notes (the "Notes") due January 31, 2018. The Notes are unsecured. The Notes are due on January 31, 2018 with accrued interest if the Notes do not covert prior to January 31, 2018.

Notes totaling $1,000,000 are automatically convertible into common stock on the completion of an equity offering of $2,000,000 or more ("Qualified Financing"), may be converted after thirty days of the completion of an offering of less than $2,000,000 at the majority of note-holders' option, or may be converted into Series A preferred stock on January 31, 2018 at the majority of note-holders' options. The conversion price is the lesser of 90% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $4,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes.

The remaining notes totaling $200,000 automatically convertible into common stock on the completion of an equity offering of $400,000 or more, may be converted after thirty days of the completion of an offering of less than $400,000 at the majority of note-holders' option, or may be converted into Series A preferred stock on January 31, 2018 at the majority of note-holders' options. The conversion price is the lesser of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $4,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes.

As of December 31, 2016, the convertible notes have not yet converted as a qualified financing had not yet occurred. The convertible notes are recorded as a liability until conversion occurs.

NOTE 4 – STOCKHOLDERS' EQUITY

The Company has the following classes of equity outstanding:

Class A shares are common voting shares primarily issued to founding members as performance based equity. There are 8,103,333 shares of Class A Units of common stock outstanding as of December 31, 2016. A total of 16,000,000 units of Class A shares have been authorized. During 2016, the Company issued 7,850,000 shares to founding members as performance based equity for $12,725 and sold 253,333 shares of Class A shares for a total purchase price of $5,067.

Class B shares are non-voting shares of common stock. A total of 4,000,000 units of Class B have been authorized and none issued as of December 31, 2016. The Company has reserved 1,896,667 shares of common stock pursuant to the 2016 Stock Incentive Plan. During 2016, 275,000 stock options were issued.

Class A and Class B shares together are referred to as common stock.

NOTE 5 – STOCK BASED PAYMENTS

During 2016, the Company issued 275,000 stock options with an exercise price of $0.10 per share, which vest 50% at the one-year anniversary and then 1/12 per month on a monthly basis thereafter, until all options have vested at the 24-month anniversary of issuance. As of December 31, 2016, zero stock options had vested. Options convert into Class B shares of common stock. The Company determined that at the issuance date fair value approximated the issuance price and therefore did not record compensation expense in conjunction with this issuance.

During 2016, the Company issued 7,850,000 Class A shares of common stock to founding members as performance based equity. The common shares vest 1/48th each month for 48 months beginning in January 2016. In connection with the issuance of common stock, the Company recorded share based compensation of $12,725. The Company reserves the right to repurchase the vested common stock upon an employee terminating employee with the Company at a price of $0.01 per share. All unvested shares vest immediately upon a pre-defined change of control.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company leases space in Chicago, Illinois under a lease that is month-to-month as of December 31, 2016. The lease calls for monthly payments plus amounts for operating expenses. Rent expense under this lease amounted to $18,900 for the year ended December 31, 2016.

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss for the year ending December 31, 2016. Its ability to continue is dependent upon raising additional funds and achieving profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $100,000 SAFEs (Simple Agreements for Future Equity) for up to $100,000. The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $100,000 maximum. The company must receive commitments from investors totaling the minimum amount by March 31, 2017 (the "Offering Deadline") in order receive any funds.

The Crowdfunded Offering is being made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 5% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through January 30, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C
Video Transcript

PEARACHUTE VIDEO TRANSCRIPT

Desiree: There's something magical that happens when your child discovers something that they love for the first time

Their eyes light up and they beam at you and they have this joy, and you're like "yes, I've found something that they love." And it's this really amazing moment when you think about all those hard, long nights and all the hard things about being a parent… those just melt away, and in that moment you get to see the world again through a child's eyes. It's moments like that that inspired us to create Pearachute.

Desiree: Our mission at Pearachute is to inspire kid's curiosity and passion, and we want to do that by empowering parents through convenience and choice. What that means is that we're making the best kids' activities available at the touch of a button.

Pearachute is a monthly membership that makes it easy for parents and caregivers to discover, book, rebook the best kids' classes in their city, from ballet to Brazilian jiu jitsu. Your kids can try out a bunch of different things all for one low monthly membership.

Parent 1: Classes like this are a really great way to get integrated into the community. You almost form a network of other parents going through similar things, and so for us it's making a big difference.

Parent 2: Mailee is 9 months old so her schedule is a little bit unpredictable right now, so the drop in classes have been great. We can go last minute and plan each day by day.

Parent 3: Being able to try out three different swim schools and then narrowing it down to which one we want to sign up with has been really helpful. It's an opportunity for us to check out all these hot spots in the city.

Parent 4: It's super flexible, if my child is sick I'm not losing out on a session that I've paid for in advance. I can decide on a whim that I want to go to an open play session… it's fantastic!

Desiree: Pearachute is definitely about creating this bond between parents and children, but we're also about a whole nother part of the network and our community, and that is about strengthening local businesses. Our partners are truly our partners, and we're working with them to help their businesses grow as much as possible. What we're doing with our partners is to introduce them to new families they wouldn't have brought in otherwise, and by bringing them into these drop-in environments we create an opportunity and a relationship for partners to have long-term members with these families.

I think as parents, especially busy working parents, we all have aspirations of introducing our children to the things that we never had a chance to experience. So, to give those memories to them is so powerful.